United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

Name of the Registrant: ExxonMobil

Name of persons relying on exemption:  The Church Commissioners for England and CCLA Investment Management Ltd

Address of persons relying on exemption: C/O Tri-State Coalition for Responsible Investment 40 S. Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Church Commissioners for England: SEC Shareowner Alert – Notice of Exempt Solicitation

April 21, 2017

Dear ExxonMobil Corporation Shareowner:

Support Shareowner Proposal #12 Regarding Report on Impacts of Climate Change Policies

The Church of England’s Endowment Fund (“the Church Commissioners”) is a long-term owner of approximately 50,802 shares in ExxonMobil and will be voting FOR shareowner proposal #12 at the company’s May 31, 2017 annual meeting of shareholders.

The proposal has been filed by the New York State Common Retirement Fund working with the Church Commissioners as lead co-filers. We have published our full proxy memorandum about the proposal here: https://churchofengland.org/media/3968552/exxon-proxy-memo-final-21-april-2017.pdf.

The Proposal

The proposal calls for annual reporting by ExxonMobil (“Exxon”) of the resilience of its portfolio of reserves and resources in a range of climate scenarios including a 2 degrees scenario.

The Rationale for the Proposal

The proposal addresses a material risk to Exxon’s business – the risk that the transition to a low carbon economy proceeds at the pace required to achieve the overarching goal of the Paris Agreement rather than at the slower pace envisioned by the corporation. Exxon’s Energy Outlook and strategy are consistent with a global average temperature increase in the order of 3°C. The overarching goal of the Paris Agreement is to keep the increase in global average temperature to well below 2°C. The difference in oil demand between Exxon’s Energy Outlook and the International Energy Agency’s 2°C scenario reaches approximately 30 million barrels per day by 2040.

Exxon’s climate-related disclosures and shareholder relations practice do not allow shareholders to assess Exxon’s management of this risk. There is only one sentence in the Summary Annual Report about climate change risk management. Exxon’s new “Energy and Carbon Summary” is a summary of existing disclosure in particular its “Energy and Carbon – Managing the Risks” report dating to 2014 which dismisses a 2 degrees scenario, stating that it is not Exxon’s view that such a scenario “lies within the ‘reasonably likely to occur’ range of planning assumptions”.

The corporation does not allow shareholders to meet its non-executive directors to discuss climate risk management. This is in spite of a similar shareholder proposal co-filed by the New York State Common Retirement Fund and the Church Commissioners in 2016 receiving 38.2% support including the support of the majority of Exxon’s top 25 shareholders.

Finally, Exxon lags its peers and good practice on climate disclosure. The proposal is a reasonable request, consistent with board-backed shareholder proposals approved at Exxon’s peers BP and Shell, the 2°C scenario analysis conducted by Chevron, ConocoPhillips and Total, and the recommendations of on scenario analysis made by the Financial Stability Board (FSB) Task Force on Climate-Related Financial Disclosures (TCFD).

The TCFD has recently published the results of the consultation on its recommendations; 75% of financial sector respondents to the consultation said that they would find climate scenario analysis disclosure ‘very useful’ or ‘useful’.

Vote FOR Shareowner Proposal #12 Regarding Report on Impacts of Climate Change Policies

The provision of Board-approved analysis by Exxon of the resilience of the company’s portfolio in a range of climate scenarios including a 2 degree scenario would help ensure better governance of climate risk, align Exxon with good climate disclosure practice, and assist shareholders in determining if Exxon is maximizing shareholder value under a range of long-term future scenarios.

We encourage investors to vote FOR this shareholder proposal and to affirm investor support for high quality climate-related disclosure consistent with the recommendations of the TCFD.

Should you have any questions about the Church Commissioners’ vote please contact Edward Mason at edward.mason@churchofengland.org.

Sincerely,

Mary Beth Gallagher

PLEASE NOTE: The cost of this solicitation is being borne entirely by the Church Commissioners for England and is being done through the use of mail and telephone communication. The Church Commissioners are not asking for your proxy card. Please do not send us your proxy card but return it to ExxonMobil.